

April 18, 2018

Mario Rizzo
Executive Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

      Re: The Allstate Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-11840

Dear Mr. Rizzo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 8: Reserve for Property and Casualty Insurance Claims and Claims Expense, page 169

1. It is apparent that the prior period development as well as the incurred and paid claims presented in your three claims development tables beginning on page 171 are significantly different from those amounts recorded on your financial statements as presented in your rollforward of the claims reserve on page 169. This appears to be the case even when adjusting for amounts disclosed or derived from your Management's Discussion and Analysis for the lines of business that you exclude from your claims development tables (i.e., other personal lines, commercial lines, Service Businesses segment and Discontinued Lines and Coverages segment). Please tell us:

   • Why your claims development tables for your auto liability and damages coverages appear to depict favorable prior year claims development of $594 million in 2017 when you disclose only $490 million of favorable development on page 66;

- Why your claims development tables for your homeowners' line depicts favorable prior year claims development of $86 million in 2017 when you disclose $131 million of favorable development on page 66;
- Why your auto and homeowners lines appear to have significantly higher levels of claims and claims expense in 2017 (derived from your earned premium information on page 42 and your loss ratio information on page 43) than that depicted in your claims development tables;
- Why your claims development tables present only approximately $16.5 billion of your approximately $21.2 billion of net claims payments in 2017 as depicted in the rollforward on page 169; and
- Your consideration for disclosing the information in response to the previous bullets along with clarifying information related to your lines not included in the claims development tables in an effort to provide meaningful information to investors to facilitate analyses of the amount, timing and uncertainty of cash flows and the related development of claims reserve estimates consistent with the objective outlined in paragraph BC2 of ASU 2015-09.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance